January 15, 2015
VIA EDGAR SUBMISSION
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Attention: Mr. Jim B. Rosenberg
                             Senior Assistant Chief Accountant
Re:
Emergent BioSolutions Inc.
Form 10-K for the Fiscal Year Ended December 31, 2013, Filed March 10, 2014
Form 10-Q for the Quarterly Period Ended September 30, 2014, Filed November 10, 2014
File No. 001-33137

Gentlemen:

We are submitting this letter in response to comments contained in a letter dated December 16, 2014 from Jim B. Rosenberg, Senior Assistant Chief Accountant, of the Staff (the "Staff") of the Securities and Exchange Commission to Emergent BioSolutions Inc. (the "Company").  The responses to these comments are set forth below and are keyed to the numbering of the comments and the headings used in the Staff's letter.

Form 10-K for the Fiscal Year Ended December 31, 2013
Management's Discussion and Analysis of Financial Condition and Results of Operations
Financial Operations Overview
Research and Development Expenses

1.	Please tell us why you believe classifying legal costs of pursuing patent protection of your intellectual property as research and development complies with ASC 730-10-55-2i.

Response:  The Company's disclosure in its Annual Report on Form 10-K for the year ending December 31, 2013 states that research and development expenses include "operating costs, such as the operating costs of facilities and the legal costs of pursuing patent protection of our intellectual property."  Upon further review, the Company has determined that legal costs of pursuing patent protection for its intellectual property are instead included in selling, general and administrative expenses within the Company's financial statements. The Company will correct this disclosure in its Annual Report on Form 10-K for the year ending December 31, 2014.

Form 10-Q for the Quarterly Period Ended September 30, 2014
Management's Discussion and Analysis of Financial Condition and Results of Operations
Contractual Obligations

2.	Please provide us proposed disclosure to be included in future filings to include the interest in connection with the convertible debt in the contractual obligations table.

Response: In response to the Staff's comment, the Company proposes to include revised and expanded disclosure substantially as set forth on Exhibit A hereto in its Annual Report on Form 10-K for the year ending December 31, 2014.

*            *            *

In connection with our responses to the Staff's comments, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

For the Staff's convenience, we also are delivering copies of this letter directly to Scott Wuenschell, Staff Accountant, and Joel Parker, Accounting Branch Chief.

If you have any further questions or comments, or if you require any additional information, please contact the undersigned by telephone at (240) 631-3200 or facsimile at (301) 560-5049.  Thank you for your assistance.

Regards,

By: /S/ ROBERT G. KRAMER
Robert G. Kramer
Executive Vice President,
Chief Financial Officer and Treasurer

EXHIBIT A

Revised Contractual Obligations Table Disclosure

	Payments due by period
		Less than	1 to 3	4 to 5	More than
(in thousands)	Total	1 year	Years	Years	5 years
Contractual obligations:
2.875% Convertible Senior Notes due 2021 (Notes) (a)	$250,000	$-	$-	$-	$250,000
Contractual interest due on Notes	43,701	7,188	14,376	14,376	7,761
Long-term indebtedness (excluding Notes)	1,000	-	-	-	1,000
Operating lease obligations	741	671	70		-
Total contractual obligations	$295,442	$7,859	$14,446	$14,376	$258,761

(a) See Note ___ Long-term debt of the consolidated financial statements for additional information related to the Notes